FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

21 December 2009

HSBC FRANCE AGREES SALE AND LEASEBACK
OF ITS CHAMPS-ELYSÉES HEADQUARTERS IN  PARIS

HSBC France, a subsidiary of HSBC Holdings plc, has agreed to sell its buildings at 103 avenue des Champs-Elysées and 15 rue Vernet for €400  million.

The agreement to sell the buildings has been entered into with French Properties Management. The sale will be completed, subject to the satisfaction of any necessary conditions(1), with a subsidiary of a French OPCI (Organisme de Placement Collectif Immobilier) established for the transaction. HSBC France has agreed to lease the buildings for nine years, with break clauses in years four, five and six.

The transaction is expected to complete in the first quarter of 2010.

Media enquiries to
Brendan McNamara on +44 (0) 20 7991 0655 or at brendan.mcnamara@hsbc.com
Sophie Ricord on +33 (0)1 40 70 33 05 or at sophie.ricord@hsbc.fr

Notes to editors:

Footnote
(1). There is one condition precedent: that the City of Paris does not exercise its right of pre-emption to buy the buildings in the two months' period immediately following the agreement.

French Properties Management

French Properties Management is a real estate asset manager acting in France for private investors. French Properties Management have been managing many prime core significant real estate assets for its clients mainly in France for several years.

HSBC France

HSBC France, previously CCF, which was founded in 1894, joined the HSBC Group in 2000 and switched to the HSBC France brand in November 2005. HSBC France is headquartered in Paris. Serving customers from around 430 offices across France and more than 11,600 employees, HSBC France is a universal bank serving both personal and business customers.

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 21 December 2009